

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2018

Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

> **Re: ProLung, Inc.**
> **PREC14A filed by ProLung, Inc.**
> **Filed August 17, 2018**
> **File No. 001-38362**

Dear Mr. Liekefett:

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

General

1. Please explain the purpose of the various statements throughout the filing that encourage submission of a consent revocation absent a consent being filed in the first place. Please explain how a consent may be revoked before it is given.

Reasons to Reject the Eror Consent Proposals, page 2

2. Please refer to the following statement: "The Board believes that control of the Company belongs to all stockholders as represented by their elections of directors at the annual meeting, rather than to the Eror Group, who may have interests different from the best interests of all of the Company's stockholders." Please revise to remove the implication that (1) shareholders may be disenfranchised or disserved by selecting board representation outside of an annual meeting and (2) the Eror Group is impermissibly seeking to elect more than one-third of the Board outside of an annual meeting.

<u>Is the consent solicitation of the Eror Group illegal?, page 6</u>

3. Please refer to the following statement: "Your Board is in the process of determining, with the assistance of outside counsel, whether the Eror Group's consent solicitation violates Delaware law and the Federal securities laws, and the Board reserves all rights in this respect." Advise us, with a view toward revised disclosure, of the legal grounds upon which the consent solicitation could be considered "illegal" as the question suggests. Alternatively, please delete the question and cited narrative.

<u>The Consent Revocation Procedure, page 10</u>

4. Please disclose the legal basis for why an "Abstain" vote would have the effect of revoking a consent.

<u>Form of Proxy</u>

5. Please refer to the following disclosure: "If no box is marked for a proposal, the undersigned will be treated as having revoked its consent…." Please revise this statement to conform to the standards specified in Rule 14a-4(b), or advise.

6. As the Eror Consent Solicitation addresses the election of directors, but not the removal of directors, please delete the reference to "THE REMOVAL OF ANY DIRECTOR" in the various instructions to the form of consent revocation.

7. Please change the reference from "NUMBER(S)" to "NAME(S)" in the final instruction to the form of consent revocation.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions